EXHIBIT 12


MICHIGAN BELL TELEPHONE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED
CHARGES

(Dollars in thousands)



						      Year ended
						       December 31,
				       1993     1992    1991    1990     1989
1.     Earnings

 (a)  Income before interest expense,
       income taxes, and cumulative
       effect of change in accounting
       principles                   $589,845 $566,380 $536,587 $583,571 $561,744
 (b)  Single Business Tax             27,600   25,239   25,618   25,634   24,815
 (c)  Portion of rental expense
       representative of the
       interest factor(1) (2)         13,513   14,543   14,770   16,269   14,046

    Total 1. (a) through (c)        $630,958 $606,162 $576,975 $625,474 $600,605


2.     Fixed Charges

 (a)   Total interest deductions    $106,166 $109,575 $125,271 $116,892 $117,186
 (b)   Portion of rental expense
	representative of the
	interest factor(1) (2)        13,513   14,543   14,770   16,269   14,046

    Total 2. (a) through (b)        $119,679 $124,118 $140,041 $133,161 $131,232


3.    Ratio (1. divided by 2.)         5.27     4.88     4.12    4.70      4.58


(1) The Company considers 1/3 of rental expense to be the amount representing return on capital and therefore it must be included in fixed charges.

(2) Earnings are income before income taxes and fixed charges. Since the Single Business Tax ("the Tax") and rental expense have already been deducted, the Tax and the 1/3 portion of rental expense considered to be fixed charges are added back.